

16013836



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 46152

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Advantage GFC, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Wall Street, 6th Floor
(No. and Street)

New York	**New York**	**10005**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel **212-509-7800**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Greene, Arnold G., CPA
(Name -- *if individual, state last, first, middle name*)

866 United Nations Plaza	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



Serial No 41/16

מספר רץ 41/16

AUTHENTICATION OF SIGNATURE

I the undersigned, Judith Yochpaz Notary, at 19 Brodetzky St. Tel Aviv hereby certify that on 25.2.16 there appeared before me at my office Mr. Howard Spindel whose identity was proved to me by USA PASSPORT no. 427736158 issued on 30/7/2007 And signed of his own free will the attached document marked A.

In witness whereof I hereby authenticate the signature of Mr. Howard Spindel by my own signature and seal today 25/2/16.

Fees paid: 194 NIS including VAT.

אימות חתימה

אני החתומה מטה יהודית יוכפז, עו"ד ונוטריונית, מרח' ברודצקי 19, תל-אביב, מאשרת כי ביום 25/2/16 ניצב לפני במשרדי מר האורד ספינדל שזהותו הוכחה לי על פי דרכון אמריקאי מס' 427736158 שהוצא ביום 30.7.2007 וחתם מרצונו החופשי על המסמך המצורף והמסומן באות א'.

ולראיה הנני מאמתת את חתימתו של מר האורד ספינדל בחתימת ידי ובחותמי, היום 25.2.16 .

שכרי בסך 194 ש"ח כולל מע"מ שולם.

נוטריון * יהודית יוכפז JUDITH YOCHPAZ * NOTAIRE NOTARY

חתימת הנוטריון
Signature

חותם הנוטריון
Notary's Seal

מסמך זה הופק ע"י מחולל הטפסים של אסקי - ההוצאה לאור טל' 03-6368222, פק 56244

A-X

OATH OR AFFIRMATION

I, Howard Spindel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Advantage GFC, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal
Title

NOTAIRE * נוטריון * NOTARY
יהודית יוכפז
JUDITH YOCHPAZ

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' or Members' Equity or Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



NOTAIRE * נוטריון * NOTARY
יהודית
יוכפז
JUDITH
YOCHPAZ

CONTENTS

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
65 KINGSBURY ROAD
GARDEN CITY, N.Y. 11530

(516) 742-2198
FAX (516) 742-5813

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of

ADVANTAGE GFC, LLC

Report on the Financial Statements

I have audited the accompanying statement of Financial Condition of Advantage GFC, LLC (the "Company") as of December 31, 2015, filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with standards of The Public Company Accounting Standards Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosure in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropiate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropirate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position Advantage GFC, LLC as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

February 23, 2016

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

ADVANTAGE GFC, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

Assets

Cash	$ 957,164
Loans receivable	646,198
Other investments	1,639,325
Prepaid expenses	18,443
Other assets	1,276
Total assets	$ 3,262,406

Liabilities and Members' Equity

Liabilities:	
Accrued expenses payable	$ 37,088
Total liabilities	$ 37,088
Members' equity	3,225,318
Total liabilities and members' equity	$ 3,262,406

The accompanying notes are an integral part of these financial statements.

ADVANTAGE GFC, LLC

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2015

1. **Operations:**

Advantage GFC, LLC (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also a member of the National Futures Association (NFA). The Company acts as a broker primarily for foreign institutional customers mainly in U.S. traded securities. Additionally, the Company also invests in securities for its own proprietary account from time to time.

2. **Significant Accounting Policies:**

Basis of Presentation

The Company's records are maintained in accordance with accounting principles generally accepted in the United States of America.

Securities Transactions

Transactions in securities and related revenues and expenses are recorded on a trade date basis. Securities reflected in the statement of financial condition are carried at market value and the related unrealized gains and losses are recognized in trading profit or loss in the statement of income and expense.

Uses of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

3. **Income Taxes**

Federal and state income taxes have not been provided for in the accompanying financial statements, as the members are individually liable for their share of income tax liabilities. The Company is liable for New York City Unincorporated Business Tax. At December 31, 2015 management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company remains subject to U.S. federal, state and local income tax audits for all periods subsequent to 2011.

At December 31, 2015, the Company had a net operating loss carryforward of approximately $179,000 for income tax purposes. This carryforward will expire 2024. No deferred tax assets have been recorded on the accompanying statement of financial condition.

4. **Fair Value of Financial Instruments**

All assets and liabilities are stated at amounts that approximate fair value.

5. Off-Balance -Sheet Capital Risk

In the normal course of business, securities transactions of customers of the Company as well as proprietary security transactions are introduced and cleared through a correspondent clearing broker. Pursuant to an agreement between the Company and its correspondent clearing broker, the correspondent clearing broker has the right to charge the Company for unsecured losses that result in the event that customer or counterparty is unable to fulfill its contractual obligations. The Company has a policy of reviewing as considered necessary the credit standing of each counterparty and customer with which it conducts business.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2015, the Company has recorded no liability with regard to the right. During 2015, the Company did not pay any amounts related to these guarantees.
In addition, the Company has the right to pursue collection from the counterparties who do not perform under their contractual obligations.

6. Concentrations

The Company has significant cash balances held by financial institutions. The Company does not believe that it has any risk with respect to these deposits.

7. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), and NFA rules which require the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2015, the Company had net capital of $865,234, which was $765,234 in excess of its required net capital of $100,000.

8. Investment

U.S. GAAP defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Investments continued:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

At December 31, 2015, the Company held an approximate 10% interest in SICAV, an open-ended collective investment. In addition, it has several smaller investments. These investments are considered to be Level 2 items in that even though there are some pricing data available for them, the market in which they trade is not active as compared to the market for other securities.

	Level 1	Level 2	Level 3	Total
Assets				
Investments in securities, at fair value				
SICAV		$ 1,651,525	$ -	$ 1,651,525
Total Assets	$ -	$ 1,651,525	$ -	$ 1,651,525

9.

9. Exemption from Rule 15c3-3

In accordance with the FINRA membership agreement applicable to the Company, it is designated to operate under the exemptive provision of paragraph (k)(2)(ii) of SEC Rule 15c3-3. The Company does not handle cash or securities on behalf of customers.

10. Related Party Transactions

As of December 31, 2015, there is a loan receivable from a major owner of the Company.

11. Foreign Currency Translation

Investment securities and other assets denominated in a foreign currency are translated into U.S. dollars on the reporting date. The portion of realized or unrealized gains and losses resulting from changes in foreign exchange rates and from fluctuations arising from changes in the market prices of the underlying securities is currently reflected in other income (loss) on the statement of operations. Net realized and unrealized gains and losses on foreign currency transactions represent net foreign exchange gains or losses from forward foreign currency exchange contracts and disposition of foreign currencies.

ADVANTAGE GFC, LLC

STATEMENTS OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITOR'S REPORT

December 31, 2015